

June 19, 2012

Via E-mail
Matthew C. Los
Chief Executive Officer
c/o Seacrest Shipping Co. Ltd.
8-10 Paul Street
London EC2A 4JH, England

> **Re:** **Aquasition Corp.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 5, 2012**
> **File No. 333-180571**

Dear Mr. Los:

We have reviewed your amended registration statement and correspondence filed June 5, 2012 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Notes to Financial Statements

Note 6 – Commitments, page F-11

1. We acknowledge your response to comment 31. You have incurred $45,000 in legal expenses for which the law firm has not sent you an invoice and you are obligated to pay up to $50,000 in legal fees even if the law firm does not provide any further legal services. Since it is probable that you will consummate an initial public offering and you can estimate the amount of the legal fees incurred a liability should be accrued for $50,000 in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Giovanni Caruso
        Loeb & Loeb LLP
        345 Park Avenue
        New York, New York 10154